Exhibit 99.1

October 28, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Third Quarter of 2015

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 43.4% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it third quarter financial results, as published on October 28, 2015 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon Q3/2015  |  01

Citycon Q3:

Stable results with Sektor as part of Citycon

THIRD QUARTER OF 2015

•	Turnover increased to EUR 86.0 million (Q3/2014: EUR 61.4 million) mainly due to the acquisition of Norwegian shopping centre company Sektor Gruppen AS (Sektor). Turnover of Sektor amounted to EUR 27.7 million. This also increased net rental income which came to EUR 59.7 million (EUR 44.2 million).

•	EPRA Earnings increased by EUR 9.4 million, or 31.7%, to EUR 38.9 million mainly due to Sektor acquisition. The impact of Sektor acquisition to EPRA Operating profit was EUR 16.4 million. EPRA Earnings per share (basic) decreased slightly to EUR 0.046 (EUR 0.047) due to the increased number of shares, which resulted from the rights issue completed in July 2015.

•	Earnings per share was EUR 0.03 (EUR 0.04). The decrease was mainly a result of non-recurring transaction costs related to the Sektor acquisition (EUR 6.0 million), increased number of shares and higher losses on sale.

JANUARY–SEPTEMBER 2015

•	Turnover increased to EUR 206.2 million (Q1–Q3/2014: EUR 184.5 million) mainly due to the Sektor acquisition. Divestments decreased turnover by EUR 4.6 million.

•	Net rental income increased by EUR 14.2 million, or 11.1%, to EUR 142.1 million (EUR 127.8 million) mainly due to the reasons explained above. Net rental income of like-for-like properties increased by EUR 0.5 million, or 0.6%, excluding currency changes.

•	EPRA Earnings increased by EUR 20.9 million, or 27.7% mainly as a result of the Sektor acquisition. In addition, lower direct financing expenses of EUR 7.2 million increased EPRA Earnings. EPRA Earnings per share (basic) was EUR 0.136 (EUR 0.141).

•	Earnings per share was EUR 0.12 (EUR 0.11).

•	Net cash from operating activities per share increased to EUR 0.14 (EUR 0.11) mainly due to Sektor acquisition and lower paid interest costs.

KEY FIGURES

IFRS based key figures		Q3/2015	Q3/2014	%1)	Q1–Q3/2015	Q1–Q3/2014	%1)	2014
Turnover	MEUR	86.0	61.4	40.1	206.2	184.5	11.8	245.3
Net rental income	MEUR	59.7	44.2	35.1	142.1	127.8	11.1	169.4
Profit/loss attributable to parent company shareholders	MEUR	22.0	20.2	9.0	84.1	61.2	37.6	84.5
Earnings per share (basic) 2)	EUR	0.03	0.04	-18.1	0.12	0.11	3.4	0.15
Net cash from operating activities per share 2)	EUR	0.08	0.06	44.2	0.14	0.11	26.9	0.12
Fair value of investment properties	MEUR	4,036.1	2,759.0	46.3	4,036.1	2,759.0	46.3	2,769.1
Loan to Value (LTV)%		45.2	36.7	23.3	45.2	36.7	23.3	38.6

EPRA based key figures
EPRA Operating profit	MEUR	54.7	40.4	35.4	127.2	114.7	10.8	149.8
EPRA Earnings	MEUR	38.9	29.6	31.7	96.4	75.5	27.7	99.7
EPRA Earnings per share (basic) 2)	EUR	0.046	0.047	-2.8	0.136	0.141	-4.0	0.178
EPRA NAV per share	EUR	2.83	2.99	-5.3	2.83	2.99	-5.3	3.01

1)	Change-% is calculated from exact figures and refers to the change between 2015 and 2014.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue completed in July 2015.

Citycon Q3/2015  |  02

CEO, MARCEL KOKKEEL:

The most important event during this quarter and one of the most important events also in Citycon’s history was the completion of the acquisition of Sektor in July. The results for Citycon’s Norwegian operations, included in the company’s financials for the first time, were in line with our expectations. The property fair values were reconfirmed by our valuator to be in line with the price we paid for the acquisition of Sektor.

Overall Citycon’s operating performance during the first three quarters has been stable, with like-for-like net rental income growing by 0.6% and occupancy increasing to 96.7%. The operating results in Sweden have been especially strong, while the economic and retail environment in Finland has continued to be weak. In Estonia, the competition in the shopping centre sector has increased lately.

During the quarter, we secured the refinancing of the Sektor acquisition through three successful bond placements, one denominated in EUR and two in NOK. Hence, our financial position is built on a strong basis and we remain committed to an LTV target of 40-45% going forward.

Immediately after the closing of the Sektor transaction, we started an intensive process to integrate the operations to Citycon. Thanks to an efficient process, we have been able to reach key milestones at a fast pace, including the implementation of a “One Citycon” organisation model with key appointments and rebranding Sektor as Citycon. We are ready for the next steps in aligning business processes and systems and thereby reaching additional efficiencies.

The further quality upgrade of the portfolio remains one of the top priorities for management. We successfully continued the disposal of our non-core assets with a sale of a portfolio of 13 supermarket and shop properties in Finland. Including the two properties sold in October, we have divested 42 properties for a total value of more than 250 million since the strategy update in July 2011. We currently aim to dispose of an additional EUR 100-150 million within the next 1.5 years.

We also continued to strengthen our portfolio through our active (re)development strategy. The (re)developed and extended IsoKristiina had a successful grand opening in Lappeenranta and we started the construction of Mölndal Galleria in Gothenburg. We also made good progress in the leasing of Iso Omena, reaching a pre-leasing ratio of 65% for the first phase to be opened in Q3/2016.

ACQUISITION OF SEKTOR GRUPPEN

– CITYCON BECAME THE LARGEST LISTED SHOPPING CENTRE SPECIALIST IN THE NORDICS

On 14 July 2015 Citycon acquired all the shares in the Norwegian shopping centre company Sektor Gruppen AS (Sektor). The debt-free acquisition price amounted to approximately EUR 1.47 billion and the cash purchase price to approximately EUR 540 million. Sektor is consolidated in Citycon’s financial numbers as of 1 July.

Sektor, rebranded as Citycon on 15 October, is the second largest owner, manager and developer of shopping centres in Norway. The portfolio comprises a total of 34 shopping centres of which 20 are fully or majority-owned, 4 minority-owned, 2 rented and 8 managed.

The acquisition consolidates Citycon as the largest listed shopping centre specialist in the Nordics by gross asset value (GAV) and the third largest listed continental European operator. With the acquisition, Citycon gained exposure throughout the entire Nordic region, while increasing its GAV from EUR 3.4 billion to EUR 4.7 billion.

The fair value of Citycon’s Norwegian properties amounted to EUR 1.33 billion at the end of Q3. The acquisition price of EUR 1.47 billion (NOK 12.3 billion) included some customary adjustments and was based on an exchange rate of 8.4. At the end of Q3 the exchange rate was 9.5. Lower fair value in EUR at the end of Q3 is due to the lower NOK exchange rate. The acquisition generated a goodwill of EUR 182.8 million (with the Q3 exchange rates), which consists of two parts, one that arose mainly from the deferred tax liabilities and the other which was due to the FX-change from the fixed NOK/ EUR-rate. Information on the goodwill generated by the acquisition can be found in the notes on page 30.

The financing of the transaction included a rights issue of approximately EUR 600 million, NOK bonds of approximately NOK 2.65 billion and a Eurobond of approximately EUR 300 million. Further information on the financing can be found in section ‘Financing update’.

Citycon Q3/2015  |  03

NET RENTAL INCOME GROWTH THROUGH ACQUISITION OF SEKTOR

Citycon’s net rental income increased by 11.1% and was EUR 142.1 million (EUR 127.8 million). The increase was mainly attributable to the acquisition of Sektor, which contributed to Citycon’s net rental income growth by EUR 18.1 million. This was offsetting the impact of divestments of non-core assets and a weaker Swedish krona which lowered net rental income by EUR 2.7 million and EUR 1.0 million respectively. In addition, on-going (re)development projects such as the extension project in Iso Omena and refurbishment in Myyrmanni decreased net rental income by EUR 0.8 million. Citycon’s turnover came to EUR 206.2 million (EUR 184.5 million), acquisition of Norwegian operations increasing turnover by EUR 27.7 million. Divestments reduced the turnover by EUR 4.6 million and the weaker Swedish krona by EUR 1.6 million.

For the like-for-like portfolio, gross rental income grew by EUR 0.3 million, or 0.3%, and net rental income developed positively increasing by EUR 0.5 million, or 0.6%. Like-for-like property operating expenses were 0.4% lower than previous year, the decrease deriving from strict cost management and lower heating and electricity costs. Like-for-like net rental income in shopping centres increased by 0.9% while declining by 3.5% in supermarkets and shops. Especially Swedish shopping centres, such as Liljeholmstorget Galleria, Åkersberga Centrum and Högdalen Centrum, but also Koskikeskus contributed to the positive development in like-for-like net rental income of shopping centres. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. Therefore, the Norwegian properties are not included in any like-for-like figures.

NET RENTAL INCOME AND TURNOVER BY SEGMENT AND PROPERTY PORTFOLIO

Net rental income						Turnover
			Baltic
			Countries and
MEUR	Finland	Sweden	New Business	Norway	Total	Total
Q1–Q3/2013	77.2	30.7	19.0	—	126.9	186.6
Acquisitions	—	—	-0.2		-0.2	-0.1
(Re)development projects	-0.7	0.4	2.1		1.7	1.6
Divestments	-1.3	-0.4	—		-1.8	-3.5
Like-for-like properties	2.0	0.8	0.2		3.0	2.6
Other (incl. exchange rate difference and IFRIC 21 impact)	0.0	-1.7	0.0		-1.8	-2.4
Q1–Q3/2014	77.1	29.7	21.1	—	127.8	184.5
Acquisitions	0.0	—	0.1	18.1	18.2	27.9
(Re)development projects	-1.4	0.6	—	—	-0.8	-0.5
Divestments	-1.9	0.0	-0.8	—	-2.7	-4.6
Like-for-like properties	0.0	1.1	-0.5	—	0.5	0.4
Other (incl. exchange rate difference and IFRIC 21 impact)	0.0	-1.0	0.0	0.0	-1.0	-1.6
Q1–Q3/2015	73.8	30.3	19.8	18.1	142.1	206.2

IMPROVED OCCUPANCY RATE FOLLOWED BY SEKTOR ACQUISITION

The economic occupancy rate for Citycon’s property portfolio totalled 96.7% (95.7%). The year-on-year improvement derived mainly from the Sektor acquisition as the economic occupancy rate for the Norwegian properties was high at 98.4%. However, vacancies also decreased in Finland and Sweden. The economic occupancy rate for shopping centres was 96.8% (96.0%) and for supermarkets and shops 93.7% (93.0%).

The gross leasable area increased by 34.2% to 1,274.100 sq.m. following the Sektor acquisition. At the period-end, Citycon had a total of 4,204 (3,196) leases, of which the average remaining length was 3.3 (3.3) years.

The average rent per sq.m. increased from EUR 21.7 to EUR 22.4 mainly due to acquired properties in Norway, index increments and divestments. The challenging retail environment in Finland resulted in an overall property portfolio year-to-date leasing spread of renewals of -3.6%.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 9.3%.

Citycon Q3/2015  |  04

LEASE PORTFOLIO SUMMARY

		Q3/2015	Q3/2014	Q1–Q3/2015	Q1–Q3/2014	2014
Gross leasable area	sq.m.	1,274,100	949,230	1,274,100	949,230	933,040
Occupancy rate at end of the period (economic)%		96.7	95.7	96.7	95.7	96.3
Average remaining length of lease portfolio at the end of the period	years	3.3	3.3	3.3	3.3	3.2
Annualised potential rental value 1)	MEUR	343.5	246.2	343.5	246.2	243.1
Average rent	EUR/sq.m.	22.4	21.7	22.4	21.7	21.6
Number of leases started during the period	pcs	199	139	591	411	595
Total area of leases started 2)	sq.m.	47,275	27,999	121,238	88,400	122,568
Average rent of leases started 2)	EUR/sq.m.	25.1	18.1	22.9	19.0	19.9
Number of leases ended during the period	pcs	327	166	819	502	724
Total area of leases ended 2)	sq.m.	109,743	28,711	203,883	97,054	144,880
Average rent of leases ended 2)	EUR/sq.m.	19.0	21.6	19.7	21.5	21.0
Leasing spread of renewals 3)%		-2.8	-3.9	-3.6	-6.2	-3.4
Net rental yield 4)%		6.0	6.3	6.0	6.3	6.3
Net rental yield, like-for-like properties	%	6.5	6.5	6.5	6.5	6.6

1)	Includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Refers to leases that are renewed with the same tenant concerning the same premise.
4)	Includes the value of unused building rights.

RETAIL SALES INCREASING IN SWEDEN AND NORWAY

During the period, total sales in Citycon’s shopping centres increased by 1% while footfall decreased by 1%, year-on-year. Sales and footfall increased in Sweden and in Norway, but decreased in Finland and in Estonia mainly as a result of the weak retail environment in Finland as well as due to increased competition in some shopping centres in Finland and Estonia. Overall like-for-like (LFL) shopping centre sales and footfall decreased both by 2%, year-on-year.

SHOPPING CENTRE SALES AND FOOTFALL 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-1	-3	-2	-4
Sweden	4	2	1	0
Baltic Countries and New Business	-6	-7	-3	-1
Norway	3	—	1	—
Shopping centres, total	1	-2	-1	-2

1)	Sales and footfall figures include estimates.

Citycon Q3/2015  |  05

DECREASING FINANCIAL EXPENSES SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 25.1 million (EUR 14.4 million). The increase of EUR 10.7 million was mainly driven by the Sektor acquisition along with the indirect uncapitalized transaction costs of EUR 6.0 million related to the acquisition. In Citycon standing assets the increase in administrative costs mainly relates to higher IT related expenses. At the end of September, Citycon Group employed a total of 318 (152) persons, of whom 83 worked in Finland, 50 in Sweden, 10 in Estonia, 3 in the Netherlands and 172 in Norway.

Operating profit came to EUR 115.2 million (EUR 127.8 million), being lower than in the previous year mainly due to higher net losses on sale of investment properties, lower net fair value gains on investment property and higher administrative expenses due to the non-recurring transaction costs from acquisition of Sektor.

Net financial expenses year-to-date decreased year-on-year by EUR 24.8 million to EUR 40.9 million, despite a higher debt amount, mainly as a result of a clearly lower average interest rate, the weaker Swedish krona and lower one-off financial expenses.

Share of profit of joint ventures totalled EUR 13.0 million (EUR 9.5 million). The increase came mainly from the higher fair value gain of Kista Galleria.

Profit for the period came to EUR 85.2 million (EUR 66.7 million). The increase was mainly a result of lower financial expenses.

STATEMENT OF FINANCIAL POSITION AND CASH FLOW

PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 1,267.0 million to EUR 4,036.1 million (31 December 2014: EUR 2,769.1 million) due to gross capital expenditure of EUR 1,414.8 million (including acquisitions). The fair value of Sektor’s properties amounted to EUR 1,332.4 million on 30 September 2015. In addition, net fair value gains of EUR 7.1 million increased the fair value of investment properties. Divestments decreased the fair value of investments properties by EUR 97.7 million and exchange rate changes by EUR 1.2 million. Furthermore, the fair value of investment properties was decreased by EUR 56.0 million as non-core properties were moved to investment properties held for sale.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and intends to divest these properties within the next few years, after the completion of value-enhancing activities.

PROPERTY SUMMARY

	30 September 2015			31 December 2014
	No. of	Fair value,		No. of	Fair value,
	properties	MEUR	Portfolio, %	properties	MEUR	Portfolio, %
Shopping centres, Finland	20	1,520.3	38	21	1,514.1	55
Other retail properties, Finland	10	118.3	3	23	195.9	7
Finland, total	30	1,638.7	41	44	1,710.0	62
Shopping centres, Sweden 1)	9	688.0	17	9	690.3	25
Other retail properties, Sweden	2	14.1	0	2	19.4	1
Sweden, total	11	702.2	17	11	709.7	26
Shopping centres, Baltic Countries and New Business	4	362.8	9	4	349.4	13
Baltic Countries and New Business, total	4	362.8	9	4	349.4	13
Shopping centres, Norway 2)	20	1,332.4	33	—	—	—
Norway, total	20	1,332.4	33	—	—	—
Shopping centres, total	53	3,903.6	97	34	2,553.8	92
Other retail properties, total	12	132.5	3	25	215.3	8
Citycon, total	65	4,036.1	100	59	2,769.1	100

1)	Excludes Kista Galleria.
2)	Excluding rented properties, which fair value is recognised within intangible rights based on IFRS rules.

Citycon Q3/2015  |  06

The fair value change of investment properties amounted to EUR 7.1 million (EUR 13.5 million). The company recorded a total value increase of EUR 47.9 million (EUR 46.4 million) and a total value decrease of EUR 40.8 million (EUR 33.0 million). The fair value gain of shopping centres was EUR 9.4 million while supermarkets and shops recorded a loss of EUR 2.3 million.

FAIR VALUE CHANGES

MEUR	Q3/2015	Q3/2014	Q1–Q3/2015	Q1–Q3/2014	2014
Finland	-8.4	-9.2	-25.4	-7.5	-15.8
Sweden	8.9	5.3	27.0	8.5	13.3
Baltic Countries and New Business	3.6	4.0	5.5	12.5	18.1
Norway	0.0	0.0	0.0	0.0	0.0
Shopping centres, total	6.0	2.6	9.4	17.2	21.4
Other retail properties, total	-1.9	-2.5	-2.3	-3.8	-5.7
Citycon, total	4.1	0.1	7.1	13.5	15.7

The average net yield requirement defined by JLL for Citycon’s investment property portfolio under valuation on 30 September 2015 (excluding properties acquired during the quarter) decreased to 6.0% (31 December 2014: 6.1%). The decrease was especially due to the strong demand and low supply of prime shopping centre properties as well as due to continued low interest rates. Also the non-core property disposals decreased the average net yield requirement. The weighted average market rent per sq.m. used for the valuation rose to EUR 27.0 (31 December 2014: EUR 25.2). JLL’s Valuation Statement for the period-end is available on the company’s website.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 1,494.7 million (EUR 70.7 million).

CAPITAL EXPENDITURE

MEUR	Q1–Q3/2015	Q1–Q3/2014
Acquisitions of properties 1)	1,343.5	0.0
Acquisitions of and investments in joint ventures	57.6	17.3
Property development	92.0	51.1
Other investments	1.6	2.3
Total capital expenditure incl. acquisitions	1,494.7	70.7
Capital expenditure by segment
Finland	72.1	52.5
Sweden	32.1	15.7
Baltic Countries and New Business	8.0	0.3
Norway	1,381.3	—
Group administration	1.2	2.2
Total capital expenditure incl. acquisitions	1,494.7	70.7
Divestments 2)	97.8	8.8

1)	Including rented properties.
2)	Excluding divestments transferred into ‘Investment properties held for sale’ -category.

DIVESTMENTS OF NON-CORE PROPERTIES CONTINUED

During the reporting period Citycon acquired Norwegian shopping centre company Sektor for EUR 1.47 billion (please see separate section on the transaction). Citycon also divested a non-core residential and office building in Sweden, shopping centre Galleria in Oulu and a portfolio of 13 supermarket and shop properties in Finland.

The divestments of Talvikkitie 7-9 (Tikkurila, Vantaa) and shopping centre Strömpilen (Umeå, Sweden) were closed after the reporting period. The previously announced divestment of Kallhäll in Sweden is expected to close in Q4/2015.

Since the publication of its strategy update in July 2011, the company has divested 40 non-core properties and four residential portfolios for a total value of more than EUR 200 million (excluding the divestments completed in October).

Citycon Q3/2015  |  07

ACQUISITIONS AND DIVESTMENTS Q1–Q3/2015

				Gross leasable	Price,
		Location	Date	area, sq.m.	MEUR
Acquisitions
Sektor Gruppen	Company acquisition	Norway	1 July	400,000	1,470.0
Divestments
Stenungstorg	Residential and office building	Gothenburg area, Sweden	4 February	6,700	5.4
Galleria	Shopping centre	Oulu, Finland	31 July	6,400	13.0
Portfolio transaction 1)	Retail properties	Finland	1 September	58,800	76.0
Divestments, total				71,900	94.4

1)	Including 13 supermarket and shop properties in Finland: Lahden Kauppakatu (Lahti), Varkauden Relanderinkatu (Varkaus), Runeberginkatu 33 (Porvoo), Kirkkonummen Liikekeskus (Kirkkonummi), Vantaan Säästötalo (Vantaa), Porin Isolinnankatu (Pori), Kotkan Keskuskatu (Kotka), Vaakalintu (Riihimäki), Orimattilan Markkinatalo (Orimattila), Minkkikuja 4 (Vantaa), Karjaan Ratakatu (Raasepori), Hakunilan Keskus (Vantaa), Puijonlaakson Palvelukeskus (Kuopio).

(RE)DEVELOPMENT PROJECTS PROGRESSED – MÖLNDAL GALLERIA CONSTRUCTION STARTED

At the end of the period, the company had three major (re)development projects underway: the extension and (re) development of Iso Omena in Espoo and IsoKristiina in Lappeenranta as well as the Mölndal Galleria project in Gothenburg.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, totals approximately EUR 250 million. The first phase (part A) of the project, covering a EUR 120 million investment, is carried out in partnership with NCC. Citycon will purchase NCC’s share at completion. During the quarter, the pre-leasing for the first phase, to be opened in Q3/2016, increased to 65%. The pre-leasing for the total extension is approximately 50%.

The new and extended IsoKristiina had its grand opening at the end of September. Mutual Pension Insurance Company Ilmarinen is a 50% joint venture partner in the shopping centre. The pre-leasing rate for the extension increased during the quarter to approximately 92%.

In August Citycon started the (re)development of the new shopping centre Mölndal Galleria in Gothenburg. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed, making Citycon’s total investment around EUR 120 million.

In January, Citycon started the construction of a new campus for the Satakunta University of Applied Sciences (SAMK) in its Asema-aukio premises in Pori. The company has signed an agreement to sell the property at completion of the project.

In addition to the (re)development projects listed below Citycon has several ongoing smaller refurbishments in e.g. Myyrmanni, Stovner Senter, Kilden Senter and Kongssenteret.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the Annual and Sustainability Report 2014.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2015 AND IN PROGRESS ON 30 SEPTEMBER 2015

				Actual gross
		Area before and	Expected	investments by
		after project	gross investment,	30 September 2015,
	Location	completion, sq.m.	MEUR 1)	MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/99,000	182.0 (250.0)	67.4	Q3/2016 and Q2/2017
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	8.9	Q2/2018
IsoKristiina	Lappeenranta, Finland	22,400/34,000	56.0	52.9	Q4/2015
Porin Asema-aukio	Pori, Finland	18,800/23,000	40.0	9.2	Q2/2017
Stenungstorg	Gothenburg area, Sweden	36,400/41,400	18.0	11.3	Q1/2016
Kista Galleria	Stockholm, Sweden	94,600/95,100	6.0	6.0	Completed Q2/2015

1)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

Citycon Q3/2015  |  08

SHAREHOLDERS’ EQUITY, LIABILITIES AND CASH FLOW

Equity per share decreased to EUR 2.49 (31 December 2014: EUR 2.78), mainly due to higher number of shares. In addition, translation loss of EUR 29.2 million arising mainly from Sektor acquisition decreased the equity. The equity ratio decreased to 48.1% (31 December 2014: 54.6%).

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 2,218.2 million (EUR 1,644.1 million). This figure increased from the end of 2014 (EUR 1,650.7 million) by EUR 567.5 million, mainly due to the rights issue of EUR 603.4 million, which was completed in July.

Liabilities totalled EUR 2,440.8 million (EUR 1,403.8 million), with short-term liabilities accounting for EUR 244.7 million (EUR 158.0 million). Interest-bearing debt showed a year-on-year increase of EUR 815.2 million to EUR 2,009.2 million as a result of the debt from the acquisition of Sektor. In the end of 2014 the interest bearing debt stood at EUR 1,177.7 million. The fair value of interest-bearing debt increased year-on-year by EUR 821.7 million to EUR 2,022.6 million.

Net cash from operating activities totalled EUR 100.5 million (EUR 62.4 million) in the reporting period. Net cash used in investing activities totalled EUR 605.4 million (EUR 66.3 million). Acquisition of subsidiaries amounted to EUR 567.8 million due to the acquisition of Sektor. Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 121.3 million (EUR 77.4 million). Cash flow used in investing activities was partly offset by sales of investment properties totalling EUR 83.7 million (EUR 11.2 million). Net cash from financing activities was EUR 517.3 million (EUR 82.6 million). Acquisition of Sektor and the rights issue of EUR 603.4 million impacted financing cash flow during the reporting period.

FINANCING UPDATE

To strengthen its balance sheet and financial position, to reduce the cost of debt and to extend the debt maturities Citycon has completed several actions, during this year many related to the acquisition of Sektor, including the refinancing of Sektor debt.

In May Citycon announced the acquisition of Sektor for approximately EUR 1.47 billion, and the closing of the transaction took placeon 14 July. In relation to the financing of this transaction Citycon arranged a rights issue with gross proceeds of approximately EUR 600 million and entered into bridge financing facilities and bank waivers for Sektor’s existing bank debt to remain in place after closing.

The bridge financing consisted of bridge financing facilities in an aggregate amount of EUR 400 million. Approximately EUR 220 million of bridge loans were drawn at closing of the Sektor acquisition. The facilities had an original maturity of one year and the interest margins were in line with or lower than in Citycon’s existing loan facilities. Waivers have been obtained on both Citycon and Sektor level, for approximately EUR 671 million of the existing bank financing facilities of Sektor to remain in place for up to one year post-closing.

In connection with the completion of the transaction, Citycon refinanced three secured bonds issued by Sektor amounting to approximately EUR 222 million through an early redemption of the outstanding bonds. In addition, a former vendor loan in Sektor of approximately EUR 42 million was settled.

In order to refinance the bridge facilities and the secured bank debt on Sektor level, Citycon issued on 24 August two senior unsecured NOK bonds. A 10 year NOK 1.4 billion bond with a fixed coupon of 3.90% and a 5.5 year NOK 1.25 billion bond carrying a coupon of floating 3 month Nibor + 155 bps margin. Following settlement on 1 September, the Citycon bridge facilities were prepaid in full.

Additionally Citycon issued on 8 September, a EUR 300 million 7 year senior unsecured Eurobond with a fixed coupon of 2.375%. The issue was oversubscribed. The bond is rated by S&P and Moody’s in line with Citycon’s corporate credit ratings.

Following the closing of these transactions, Citycon has prepaid all of the bridge facilities, and all but NOK 1,300 million of Sektor’s bank debt. To finalize the refinancing process, the remaining bank debt is planned to be refinanced in the coming months with new bank debt on Norwegian entity level.

Citycon Q3/2015  |  09

KEY FINANCING FIGURES

		30 September 2015	30 September 2014	31 December 2014
Interest bearing debt, fair value	MEUR	2,022.6	1,200.9	1,188.4
Cash	MEUR	44.4	116.1	34.4
Available liquidity	MEUR	379.0	514.2	449.8
Average loan maturity	years	5.5	3.8	5.9
Loan to Value (LTV)%		45.2	36.7	38.6
Equity ratio	%	48.1	54.9	54.6
Equity ratio (financial covenant > 32.5)%		47.7	54.4	54.8
Interest cover ratio (financial covenant > 1.8)	x	3.7	2.8	3.1
Solvency ratio (financial covenant < 0.65)	x	0.4	0.4	0.4
Secured solvency ratio (financial covenant < 0.25)	x	0.03	0.0	0.0

Interest-bearing debt

The fair value of interest-bearing debt increased year-on-year by EUR 821.7 million to EUR 2,022.6 million. The weighted average loan maturity increased year-on-year to 5.5 years, following the refinancing and longer maturities of new debt.

BREAKDOWN OF LOANS

MEUR

Citycon Q3/2015  |  10

Financial expenses

The year-to-date net financial expenses decreased by EUR 24.8 million compared to the corresponding period last year to EUR 40.9 million (EUR 65.7 million), despite the acquisition of Sektor in July and the resulting higher debt level in Q3, mainly as a result of a clearly lower average interest rate, and the weaker Swedish krona. Sektor’s bank debt was to a large extent refinanced in Q3 creating one-off expenses that however were clearly lower than in the corresponding period. The financial income mainly consists of the interest income on the loan to Kista Galleria.

The financial expenses for the period include EUR 8.9 million of indirect financial expenses. A large part, EUR 8.1 million, related to the early repayment of Sektor’s bank loans consisting of fair value losses from the unwinding of interest rate swaps, prepayment fees and break costs on the loans, and write-down of unamortised arrangement fees. The rest relate to fair value revaluations of some of the cross-currency swaps, which are not under IFRS hedge accounting.

The period-end weighted average interest rate decreased clearly year-on-year as a result of several debt refinancing transactions in the last year at lower margins and lower fixed interest rates, and also due to even lower market interest rates.

FINANCIAL EXPENSES

		Q1–Q3/2015	Q1–Q3/2014	2014
Financial expenses	MEUR	-46.8	-71.0	-84.7
Financial income	MEUR	5.8	5.3	7.2
Net financial expenses	MEUR	-40.9	-65.7	-77.5
Weighted average interest rate, incl. interest rate swaps	%	3.39	4.03	3.28
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.39	4.01	3.91

Financial risk management

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Also the existing NOK interest rate swaps of Sektor have been reallocated to new debt, and are now under hedge accounting since the beginning of Q3. Changes in fair values are reported under other comprehensive income, taking the tax effect into account.

Citycon also has cross-currency swaps to effectively convert EUR debt into SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied. Citycon has during Q3 executed a new cross-currency swap to convert EUR debt into NOK debt. For this, hedge accounting is applied, and changes in interest fair values are reported under other comprehensive income.

The currency transaction risk with profit and loss impact is fully hedged according to the treasury policy.

FINANCIAL RISK MANAGEMENT

		Q3/2015	Q3/2014	Q4/2014
Average interest-rate fixing period	years	4.3	3.7	5.6
Interest rate hedging ratio	%	88.2	87.4	88.0

Citycon Q3/2015  |  11

FINANCIAL PERFORMANCE OF BUSINESS UNITS

Citycon’s business operations are divided into four business units: Finland, Sweden, Baltic Countries and New Business and Norway.

Finland – (Re)development projects and divestments lowered net rental income compared to previous year

Citycon’s net rental income from Finnish operations decreased by 4.2% compared to the previous year and totalled EUR 73.8 million (EUR 77.1 million). This was mainly a result of successful divestments of non-core assets in 2014 and 2015 as well as on-going (re)development projects (a.o. extension project in Iso Omena and refurbishment in Myyrmanni), which decreased net rental income by EUR 3.3 million in total. Despite the challenging market situation, net rental income in Finnish like-for-like properties remained stable and the growth was flat compared to the previous year.

The gross leasable area of 470,700 sq.m. (558,830 sq.m.) decreased due to non-core property divestments. Also the annualised potential rental value decreased to EUR 138.4 million.

The average rent for new lease agreements was higher than the average rent for the ended leases, mostly due to divestments. Also the average rent per sq.m. rose from EUR 22.5 to EUR 24.5 mainly thanks divestments and index increments. The economic occupancy rate increased to 95.2% (94.7%) mostly due to the Asema-aukio (re)development project in Pori.

KEY FIGURES, FINLAND

		Q3/2015	Q3/2014	Q1–Q3/2015	Q1–Q3/2014	2014
Gross rental income	MEUR	33.0	35.4	101.6	106.6	141.3
Net rental income	MEUR	25.2	26.7	73.8	77.1	103.0
Gross leasable area	sq.m.	470,700	558,830	470,700	558,830	546,140
Occupancy rate at end of the period (economic)%		95.2	94.7	95.2	94.7	95.6
Average remaining length of lease portfolio at the end of the period	years	3.4	3.5	3.4	3.5	3.4
Annualised potential rental value	MEUR	138.4	150.3	138.4	150.3	148.7
Average rent	EUR/sq.m.	24.5	22.5	24.5	22.5	22.6
Number of leases started during the period	pcs	111	95	395	282	408
Total area of leases started	sq.m.	30,753	20,366	81,388	64,980	87,433
Average rent of leases started	EUR/sq.m.	25.1	16.6	23.4	18.1	19.0
Number of leases ended during the period	pcs	235	124	509	369	472
Total area of leases ended	sq.m.	95,158	22,956	158,154	77,510	109,133
Average rent of leases ended	EUR/sq.m.	18.1	20.5	19.7	21.2	20.9
Net rental yield	%	6.0	6.3	6.0	6.3	6.2
Net rental yield, like-for-like properties	%	6.7	6.7	6.7	6.7	6.7
Fair value of investment properties	MEUR	1,638.7	1,690.3	1,638.7	1,690.3	1,710.0
Weighted average yield requirement	%	5.9	6.1	5.9	6.1	6.1
Weighted average market rents	EUR/sq.m.	29.2	26.6	29.2	26.6	26.5

Citycon Q3/2015  |  12

Sweden – Strong performance in like-for-like net rental income

The company’s net rental income from Swedish operations developed positively, increasing by 2.1% to EUR 30.3 million (EUR 29.7 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 1.7 million compared to the corresponding period in 2014. In addition, net rental income from like-for-like properties grew by EUR 1.1 million, or 4.5%, thanks to strong net rental income development from several shopping centres. (Re)development project in Stenungstorg increased net rental income by EUR 0.6 million.

The gross leasable area of 252,600 sq.m. (254,900 sq.m.) decreased due to the divestment of residentials in Stenungstorg. The annualised potential rental value, EUR 61.8 million, increased due to the completion of the first phase of the (re)development project in Stenungstorg. The average rent level for new lease agreements was higher than the average rent level for ended lease agreements mostly due to the aforementioned divestment. Lease agreements were also renewed at higher rent. The average rent per sq.m. increased to EUR 20.3 (EUR 20.1). The economic occupancy rate increased to 96.2% (95.9%), mainly due to improved occupancy rates e.g. in Åkersberga Centrum and Högdalen Centrum.

KEY FIGURES, SWEDEN

		Q3/2015	Q3/2014	Q1–Q3/2015	Q1–Q3/2014	2014
Gross rental income	MEUR	14.5	14.3	43.7	43.3	57.9
Net rental income	MEUR	10.5	10.3	30.3	29.7	38.9
Gross leasable area	sq.m.	252,600	254,900	252,600	254,900	259,300
Occupancy rate at end of the period (economic)%		96.2	95.9	96.2	95.9	96.1
Average remaining length of lease portfolio at the end of the period	years	2.8	2.9	2.8	2.9	3.0
Annualised potential rental value	MEUR	61.8	61.6	61.8	61.6	62.4
Average rent	EUR/sq.m.	20.3	20.1	20.3	20.1	20.0
Number of leases started during the period	pcs	25	35	117	96	142
Total area of leases started	sq.m.	3,332	6,569	20,769	19,448	28,809
Average rent of leases started	EUR/sq.m.	31.1	17.7	21.8	19.2	20.5
Number of leases ended during the period	pcs	27	33	218	95	138
Total area of leases ended	sq.m.	3,237	4,814	27,705	15,267	19,997
Average rent of leases ended	EUR/sq.m.	24.5	23.0	16.6	19.9	22.4
Net rental yield	%	5.6	5.5	5.6	5.5	5.6
Net rental yield, like-for-like properties	%	5.4	5.4	5.4	5.4	5.4
Fair value of investment properties	MEUR	702.2	713.6	702.2	713.6	709.7
Weighted average yield requirement	%	5.5	5.8	5.5	5.8	5.7
Weighted average market rents	EUR/sq.m.	25.4	24.9	25.4	24.9	24.3

Citycon Q3/2015  |  13

Baltic Countries and New Business – Tightening competition impacting on the result

Net rental income from the Baltic Countries and New Business operations decreased compared to previous year by 6.2% and came to EUR 19.8 million. This was mainly due to the divestment of the non-core shopping centre Mandarinas at the end of 2014 which reduced net rental income by EUR 0.8 million. In addition, like-for-like net rental income decreased by EUR 0.5 million or 2.6% compared to the previous year mainly due to increased vacancy resulting from tightening competition.

The gross leasable area of 131,600 sq.m. (135,500 sq.m.) decreased due to the aforementioned divestment which, offset by the opening of Albertslund Centrum extension in the third quarter of 2015, resulted in a decreased annualised potential rental value of EUR 32.3 million.

The average rent level for new lease agreements was lower than the average rent for ended lease agreements, due to decreased retail sales followed by tightened competition. Also the average rent per sq.m. decreased to EUR 20.5. The economic occupancy rate decreased to 98.1% (99.1%).

KEY FIGURES, BALTIC COUNTRIES AND NEW BUSINESS

		Q3/2015	Q3/2014	Q1–Q3/2015	Q1–Q3/2014	2014
Gross rental income	MEUR	7.5	8.4	23.8	24.8	32.8
Net rental income	MEUR	6.0	7.2	19.8	21.1	27.5
Gross leasable area	sq.m.	131,600	135,500	131,600	135,500	127,600
Occupancy rate at end of the period (economic)%		98.1	99.1	98.1	99.1	99.3
Average remaining length of lease portfolio at the end of the period	years	3.0	3.4	3.0	3.4	3.0
Annualised potential rental value	MEUR	32.3	34.3	32.3	34.3	32.0
Average rent	EUR/sq.m.	20.5	21.3	20.5	21.3	21.0
Number of leases started during the period	pcs	12	9	28	33	45
Total area of leases started	sq.m.	1,920	1,064	7,810	3,973	6,326
Average rent of leases started	EUR/sq.m.	21.8	49.6	19.3	33.6	29.3
Number of leases ended during the period	pcs	14	9	41	38	114
Total area of leases ended	sq.m.	2,435	942	9,111	4,277	15,750
Average rent of leases ended	EUR/sq.m.	26.1	39.4	24.1	31.3	19.9
Net rental yield	%	7.7	8.3	7.7	8.3	8.2
Net rental yield, like-for-like properties	%	7.8	8.3	7.8	8.3	8.2
Fair value of investment properties	MEUR	362.8	355.0	362.8	355.0	349.4
Weighted average yield requirement	%	7.0	7.3	7.0	7.3	7.2
Weighted average market rents	EUR/sq.m.	20.5	20.4	20.5	20.4	20.6

Citycon Q3/2015  |  14

Norway – New net rental income growth through Sektor acquisition

Citycon’s Norwegian operations contributed to the result in Q3/2015 by a turnover of EUR 27.7 million and net rental income of EUR 18.1 million, in line with the expectations. This was generated by 20 fully or majority-owned and 2 rented shopping centres. In addition, Sektor’s managed shopping centre business notably increased management fees recognized in Citycon’s other income and expenses. All the Norwegian properties are included in the Acquisition portfolio until held by Citycon throughout two full preceding periods.

The gross leasable area of the Norwegian properties totaled 419,200 sq.m. The average rent per sq.m. was EUR 22.2 and the annualised potential rental value EUR 111.0 million. The economic occupancy rate was high at 98.4% and impacted positively the economic occupancy rate for the entire Citycon’s property portfolio.

KEY FIGURES, NORWAY 1)

		Q3/2015
Gross rental income	MEUR	26.1
Net rental income	MEUR	18.1
Gross leasable area	sq.m.	419,200
Occupancy rate at end of the period (economic)%		98.4
Average remaining length of lease portfolio at the end of the period	years	3.5
Annualised potential rental value	MEUR	111.0
Average rent	EUR/sq.m.	22.2
Number of leases started during the period	pcs	51
Total area of leases started	sq.m.	11,270
Average rent of leases started	EUR/sq.m.	23.7
Number of leases ended during the period	pcs	51
Total area of leases ended	sq.m.	8,913
Average rent of leases ended	EUR/sq.m.	25.2
Net rental yield 2)%		1.3
Net rental yield, like-for-like properties	%	—
Fair value of investment properties	MEUR	1,332.4

1)	Including rented properties, even though their fair value is recognised within intangible rights based on IFRS rules. Excludes the numbers of Citycon managed centers.
2)	Net rental yield 1.3% is based on the net rental income from 3 months period divided by the fair value of investment properties.

Citycon Q3/2015  |  15

BUSINESS ENVIRONMENT

The economic outlook in Citycon’s operating countries remained relatively unchanged during the third quarter of 2015. The macroeconomic environment in Norway, Sweden, Estonia and Denmark remained strong or relatively strong, while market conditions continued to be challenging in Finland.

In 2015, the European Commission forecasts Euro area GDP growth to reach 1.5%, with Norway forecasted to match that level (1.5%) despite the impact of the fall in oil price. Sweden (2.5%), Estonia (2.3%) and Denmark (1.8%) are showing stronger growth figures than the Euro area average while the GDP growth for Finland (0.3%) is expected to remain modest for a fourth year in a row and is dependent on both the recovery of the country’s export markets as well as domestic demand.

During the reporting period, consumer confidence levels have stayed stable in Citycon’s operating countries. The consumer confidence levels in Finland, Sweden and Denmark remain positive, while the consumer confidence in Norway, Estonia and on average in Euro area is still slightly negative. Consumer prices have remained nearly unchanged compared to the previous year in all Citycon’s operating countries apart from Norway where the prices have increased (2.1%). (Sources: Statistics Finland/Norway/Sweden/Estonia/Denmark) The unemployment rates are below the Euro area average (11.0%) in all Citycon’s operating countries. (Source: Eurostat)

Retail sales growth for the first eight months of 2015 has been particularly strong in Estonia (8.0%) and positive in Norway (3.2%), Sweden (3.1%) and Denmark (1.2%), but negative in Finland (-1.1%). (Sources: Statistics Finland/Norway/Sweden/ Estonia/Denmark)

Prime shopping centre rents in Finland decreased by around 2% compared to the previous quarter and by around 3% year-on-year. The weak outlook for retail sales limits the rental growth potential and prime rental forecast in 2015 assumes a slight decrease in rents to continue. In Sweden, year-on-year prime shopping centre rents increased by around 2–3% over the last year with a similar rate of growth forecast for the forthcoming year. In Estonia, downward pressure on rents has increased due to intensifying competition. However, prime shopping centre rental growth is expected to remain flat in 2015. (Source: JLL)

In Finland, despite the sluggish development of real economy, the activity in investment market has continued and the investment volume for the first three quarters of 2015 has even surpassed the total for year 2014. The demand for core assets is strong and an increase in investment demand outside prime properties has also been evident, driven mainly by new funds and the return of international investors. Due to strong investment demand, shopping centre prime yields are expected to see a small compression during the last part of the year. In Sweden, the activity in investment market has continued strong and during the first three quarters of 2015 the investment volume was around SEK 17 billion. Prime shopping centre yields have moved in during the last 9 months given strong demand and low supply as well as continued low interest rates. Also yields for secondary shopping centres have somewhat decreased. In addition, investors are seen to be willing to pay a premium for portfolios of assets, compared to individual assets. In Estonia, prime yields are forecasted to continue to decrease driven by low interest rate expectations. (Source: JLL)

SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon improves the energy efficiency of its shopping centres through investments and continuous optimisation measures. During the January–August period, energy consumption decreased by 10% in like-for-like shopping centres compared to the same period last year. The decrease was a result of active optimisation measures and investments in energy conservation as well as the relatively warm weather in the beginning of the year.

In September Citycon’s Annual and Sustainability Report 2014 received the EPRA Gold Award in the Sustainability Best Practices series for the fourth time in a row. Citycon was also honoured again with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) and Citycon was globally among the top ten percent of all reviewed companies. Citycon’s sustainability strategy, targets and measures are described in detail in the Annual and Sustainability Report 2014.

Citycon Q3/2015  |  16

RISKS

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail in the Annual and Sustainability Report 2014 and in the Financial Statements 2014.

Citycon’s Board of Directors believes there have been no material changes to the risks outlined in the Annual Report. The main risks are associated with property development projects, weaker economic development, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding. As a result of the acquisition of Sektor, Citycon’s foreign exchange risk has, however, increased as the company now has Norwegian crown as a foreign currency in addition to the Swedish crown.

GENERAL MEETINGS

Annual General Meeting 2015

Citycon’s Annual General Meeting (AGM) was held in Helsinki, on 19 March 2015. The decisions made by the AGM are reported on the company’s website at www.citycon.com/agm2015. The AGM minutes are also available on this website.

Extraordinary General Meeting 2015

Citycon’s Extraordinary General Meeting (EGM) took place in Helsinki on 15 June 2015. The EGM decided to authorize the Board of Directors to decide on the rights issue for the financing of the acquisition of all the shares in Sektor and also on the issuance of shares as well as the issuance of special rights entitling to shares.

The EGM decisions are further reported on the company’s website at www.citycon.com/egm2015. Also the EGM minutes are available on this website.

SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

INFORMATION ON SHARES AND SHARE CAPITAL

		Q1–Q3/2015	Q1–Q3/2014	Change-%	2014
Share price, transactions
Low	EUR	2.13	2.46	-13.4	2.29
High	EUR	2.53	2.92	-13.4	2.92
Average	EUR	2.31	2.68	-13.8	2.65
Latest	EUR	2.20	2.65	-17.0	2.58
Market capitalisation at period-end	MEUR	1,958.0	1,572.3	24.5	1,530.8
Share trading volume
Number of shares traded	million	45.3	67.2	-32.6	88.8
Value of shares traded	MEUR	104.5	180.2	-42.0	234.9
Share capital and shares
Share capital at period-start	MEUR	259.6	259.6	0.0	259.6
Share capital at period-end	MEUR	259.6	259.6	0.0	259.6
Number of shares at period-start	million	593.3	441.3	34.4	441.3
Number of shares at period-end	million	890.0	593.3	50.0	593.3

During the reporting period, there were no changes in the company’s share capital. Following the rights issue the number of the company’s shares increased by 296,664,209 shares on 14 July 2015. At the period-end, the total number of shares outstanding in the company was 889,992,628.

At the period-end, Citycon had a total of 8,083 (7,694) registered shareholders, of which nine were account managers of nominee-registered shares. Holders of the nominee-registered shares held 626.4 million (407.7 million) shares, or 70.4% (68.7%) of shares and voting rights in the company.

Citycon Q3/2015  |  17

Board authorisations and own shares

At the period-end, the Board of Directors of the company had two authorisations granted by the general meetings:

•	The Board of Directors may decide on an issuance of a maximum of 120 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 13.5% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2016.

•	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 30 million shares, which corresponded to approximately 3.4% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2016.

During the reporting period, the company or its subsidiaries held no shares in the company.

Rights issue

On 15 June 2015, Citycon’s Board of Directors decided on a rights issue of approximately EUR 600 million based on the authorisation granted by the EGM as part of the financing arrangements relating to the Sektor acquisition. All the offered 296,664,209 new shares were subscribed in rights issue. The shares were offered for subscription at a price of EUR 2.05 in accordance with the shareholders’ pre-emptive subscription right. The new shares have been registered in the company’s shareholders’ register and with the Finnish Trade Register and trading in the new shares commenced 14 July 2015.

Shareholder agreements

Gazit-Globe Ltd. and CPP Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. More information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available in the stock exchange release published by the company on 13 May 2014 and on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Incentive schemes

Share Plans 2015

Citycon’s Board of Directors decided on 10 February 2015 on two new share-based incentive plans for the group’s key employees, a performance share plan 2015 and a restricted share plan 2015.

At the period-end, the rewards to be paid on the basis of the performance share plan 2015 corresponded to the value of an approximate maximum total of 3,814,498 Citycon shares (including also the proportion to be paid in cash) and the rewards to be paid on the basis of the restricted share plan 2015 to the value of an approximate maximum total of 500,000 Citycon shares (including also the cash proportion to be used for taxes and tax-related costs).

As a consequence of the rights issue carried out in June–July 2015, the Board of Directors of the company adjusted the amount of the maximum reward and the performance criterion under the performance share plan 2015 in accordance with the terms and conditions of the plan. The rewards to be paid on the basis of the restricted share plan 2015 remained unchanged.

More information and terms and conditions of the share plans are available on the company’s website at www.citycon. com/remuneration.

Citycon Q3/2015  |  18

Stock Option Plan 2011

The Board of Directors of Citycon decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries. The maximum total number of stock options that can be issued is 7,250,000.

As a consequence of the rights issue carried out in June-July 2015, the Board of Directors of the company adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. The subscription price for stock options 2011A–D(I) is adjusted to EUR 2.5380 per share, for stock options 2011A–D(II) to EUR 2.6075 per share and for stock options 2011A–D(III) to EUR 2.2703 per share. The subscription ratio for the 2011 stock options is adjusted to 2.0169. Due to the adjustments, the adjusted maximum total number of shares to be subscribed for based on the distributed 2011 stock options is 12,474,526, or alternatively, provided that the stock options were fully distributed, the stock options would entitle their owners to subscribe to a maximum total of 14,622,525 (9,748,350) new shares in the company or existing shares held by the company. The adjustments to the terms and conditions of the 2011 stock options due to the rights issue are effective as of 14 July 2015. The 2011 stock options did not entitle their holders to participate in the rights issue.

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2014. The terms and conditions of stock options 2011 are available on the company’s website at www.citycon.com/options.

SHARE SUBSCRIPTION PRICES, RATIOS AND DISTRIBUTED STOCK OPTIONS 2011 ON 30 SEPTEMBER 2015

				Number of shares which
				can be subscribed with the
Option category	Subscription price 1)	Subscription ratio	Distributed options	distributed options
2011A–D(I)	2.5380 (2.7820)	2.0169	2,250,000	4,538,025
2011A–D(II)	2.6075 (2.8862)	2.0169	1,910,000	3,852,279
2011A–D(III)	2.2703 (2.3804)	2.0169	2,025,000	4,084,222
Total			6,185,000	12,474,526

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

SHARE SUBSCRIPTION PERIOD OF THE STOCK OPTIONS 2011

Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

EVENTS AFTER THE REPORTING PERIOD

The divestment of non-core property in Talvikkitie 7–9 in Tikkurila, Vantaa, was closed on 1 October. The purchase price amounted to approximately EUR 9 million.

The divestment of shopping centre Strömpilen in Umeå was closed on 1 October. The purchase price amounted to approximately EUR 39 million.

Citycon Q3/2015  |  19

OUTLOOK

In 2015 Citycon forecasts the EPRA EPS (basic) to be EUR 0.17–0.18 (Q2/2015: 0.155–0.175). Furthermore, Citycon expects its EPRA Operating profit to change by EUR 23 to 29 million (Q2/2015: 17–32) and its EPRA Earnings to change by EUR 28 to 34 million (Q2/2015: 17–32) from the previous year.

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year. Citycon’s outlook also includes the impact of the Sektor acquisition and the rights issue executed in July.

CITYCON’S FINANCIAL REPORTING SCHEDULE AND AGM 2016

Citycon will release its full-year financial report as well as financial statements and the report by the Board of Directors for the period 1 January–31 December 2015 on Thursday, 11 February 2016 at about 9:00 a.m.

Citycon Oyj’s Annual General Meeting 2016 will be held in Helsinki, Finland, on Wednesday, 16 March 2016 starting at 14:00 p.m.

Citycon will issue three interim reports during the financial year 2016 in accordance with the following schedule:

•	January–March 2016 on Thursday, 28 April 2016 at about 9:00 a.m.

•	January–June 2016 on Thursday, 14 July 2016 at about 9:00 a.m.

•	January–September 2016 on Thursday, 20 October 2016 at about 9:00 a.m.

Helsinki, 27 October 2015

Citycon Oyj

Board of Directors

For further information please contact:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

CFO, Executive Vice President

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total close to EUR 5 billion and with market capitalisation of approximately EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Standard & Poor’s (BBB) and Moody’s (Baa2). Citycon Oyj’s share is listed in NASDAQ Helsinki.

Citycon Q3/2015  |  20

EPRA Performance Measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2014.

EPRA PERFORMANCE MEASURES

		Q3/2015	Q3/2014%		Q1–Q3/2015	Q1–Q3/2014%		2014
EPRA Earnings	MEUR	38.9	29.6	31.7	96.4	75.5	27.7	99.7
EPRA Earnings per share (basic) 1)	EUR	0.046	0.047	-2.8	0.136	0.141	-4.0	0.178
EPRA Cost Ratio (including direct vacancy costs)%		26.7	14.6	83.2	23.7	19.5	21.3	19.4
EPRA Cost Ratio (excluding direct vacancy costs)%		25.5	12.7	101.2	22.1	17.4	27.2	17.7
EPRA NAV per share	EUR	2.83	2.99	-5.3	2.83	2.99	-5.3	3.01
EPRA NNNAV per share	EUR	2.44	2.65	-7.8	2.44	2.65	-7.8	2.63
EPRA Net Initial Yield (NIY)%		5.7	6.2	—	5.7	6.2	—	6.1
EPRA ‘topped-up’ NIY	%	5.9	6.3	—	5.9	6.3	—	6.1
EPRA vacancy rate	%	3.3	4.3	—	3.3	4.3	—	3.7

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS

EPRA Earnings increased by EUR 20.9 million to EUR 96.4 million in the first nine months of 2015 from EUR 75.5 million in the corresponding period in 2014. The increase was mainly a result of Sektor acquisition, which contributed by EUR 16.4 million to EPRA Operating profit. In addition, lower direct financial expenses of EUR 7.2 million increased EPRA Earnings. EPRA Earnings per share (basic) came to EUR 0.136 (EUR 0.141), decreasing due to the higher number of shares resulting from the rights issue executed in July 2015.

MEUR	Q3/2015	Q3/2014%		Q1–Q3/2015	Q1–Q3/2014%		2014
Earnings in IFRS Consolidated Statement of Comprehensive Income	22.0	20.2	9.0	84.1	61.2	37.6	84.5
-/+ Net fair value gains/losses on investment property	-4.1	-0.1	—	-7.1	-13.5	-47.2	-15.7
+/- Net losses/gains on sale of investment property	12.0	0.3	—	12.4	0.3	—	0.3
+ Transaction costs related to business combinations and investment property disposals	6.7	0.1	—	6.7	0.2	—	0.1
-/+ Fair value gains/losses of financial instruments	3.9	13.2	-70.1	4.4	26.4	-83.4	26.5
+ Early close-out costs of debt and financial instruments	4.5	—	—	4.5	—	—	—
-/+ Fair value gains/losses of joint ventures	-4.3	-2.8	54.6	-10.4	-7.9	31.4	-12.8
+/- Change in deferred taxes arising from the items above	-2.3	-1.9	24.8	1.7	4.9	-65.6	13.2
+/- Non-controlling interest arising from the items above	0.4	0.6	-30.4	0.1	4.0	—	3.5
EPRA Earnings	38.9	29.6	31.7	96.4	75.5	27.7	99.7
Issue-adjusted average number of shares, million	854.2	630.2	35.6	710.2	533.9	33.0	559.9
EPRA Earnings per share (basic), EUR 1)	0.046	0.047	-2.8	0.136	0.141	-4.0	0.178

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

Citycon Q3/2015  |  21

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	Q3/2015	Q3/2014%		Q1–Q3/2015	Q1–Q3/2014%		2014
Net rental income	59.7	44.2	35.1	142.1	127.8	11.1	169.4
Direct administrative expenses	-7.2	-4.1	74.1	-18.4	-14.2	28.9	-20.6
Direct other operating income and expenses	2.2	0.3	—	3.5	1.1	204.8	1.0
EPRA operating profit	54.7	40.4	35.4	127.2	114.7	10.8	149.8
Direct net financial income and expenses	-16.2	-10.9	48.5	-32.1	-39.3	-18.4	-51.0
Direct share of profit/loss of joint ventures	1.4	0.7	105.0	2.5	1.6	57.7	2.1
Direct current taxes	-0.5	-0.1	475.6	-0.6	-0.4	67.2	-0.3
Change in direct deferred taxes	0.2	0.1	299.8	0.3	0.4	-19.5	0.9
Direct non-controlling interest	-0.7	-0.6	15.1	-1.0	-1.6	-39.0	-1.6
EPRA Earnings	38.9	29.6	31.7	96.4	75.5	27.7	99.7
EPRA Earnings per share (basic), EUR 1)	0.046	0.047	-2.8	0.136	0.141	-4.0	0.178

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

Citycon Q3/2015  |  22

EPRA COST RATIOS

Citycon’s EPRA Cost Ratio including direct vacancy costs was 23.7% in the first nine months of 2015, compared with 19.5% in the same period of the previous year. EPRA Cost Ratio excluding direct vacancy costs was 22.1% compared with 17.4% a year earlier. The increases in the EPRA Cost Ratios were mainly a result of higher administrative costs, which increased due to transaction costs of the Sektor acquisition.

MEUR	Q3/2015	Q3/2014%		Q1–Q3/2015	Q1–Q3/2014%		2014
Include:
Administrative expenses 1)	13.9	4.2	232.6	25.1	14.4	74.2	20.7
Property operating expenses and other expenses from leasing operations less service charge costs	20.5	11.8	73.2	46.7	38.4	21.6	51.2
Net service charge costs/fees	3.4	3.2	7.7	11.5	11.9	-3.4	16.3
Management fees less actual/estimated profit element	-1.5	-0.3	—	-2.7	-1.1	139.3	-2.0
Other operating income/recharges intended to cover costs less any related profit	-2.6	-1.1	132.5	-5.2	-3.5	48.1	-4.9
Share of joint venture expenses	1.7	1.1	58.4	4.0	5.6	-29.5	6.4
Exclude:
Ground rent costs	-1.8	-0.5	278.5	-2.5	-1.4	77.5	-1.8
Service charge costs recovered through rents but not separately invoiced	-14.1	-10.6	32.5	-34.4	-31.7	8.6	-42.6
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-0.5	-0.2	200.1	-1.4	-2.2	-36.0	-3.5
EPRA Costs (including direct vacancy costs) (A)	19.0	7.5	153.7	41.0	30.4	35.0	39.9
Direct vacancy costs	-0.8	-1.0	-13.9	-2.8	-3.4	-17.0	-3.6
EPRA Costs (excluding direct vacancy costs) (B)	18.2	6.5	178.6	38.2	27.0	41.6	36.3
Gross rental income less ground rent costs	79.2	57.6	37.6	192.6	173.3	11.2	230.2
Less: service fee and service charge cost components of Gross Rental Income	-14.1	-10.6	32.5	-34.4	-31.7	8.6	-42.6
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	6.2	4.5	35.9	15.0	14.0	6.7	17.5
Gross Rental Income (C)	71.3	51.5	38.5	173.2	155.6	11.3	205.1
EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	26.7	14.6	83.2	23.7	19.5	21.3	19.4
EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	25.5	12.7	101.2	22.1	17.4	27.2	17.7

1)	Administrative expenses are net of costs capitalised of EUR 1.9 million in the first nine months of 2015, EUR 1.4 million in corresponding period of 2014 and EUR 1.5 million in 2014. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.

Citycon Q3/2015  |  23

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV per share decreased by EUR 0.18 to EUR 2.83 (31 December 2014: EUR 3.01) mainly due to a translation loss of EUR 29.1 million, which resulted from the Sektor acquisition and the weaker Norwegian crown. EPRA NNNAV per share decreased by EUR 0.19 to EUR 2.44 (31 December 2014: EUR 2.63).

	30 September 2015			30 September 2014			31 December 2014
		Number of			Number of			Number of
		shares on the	per		shares on the	per		shares on the	per
		balance sheet	share,		balance sheet	share,		balance sheet	share,
	MEUR	date (1,000)	EUR	MEUR	date (1,000)	EUR	MEUR	date (1,000)	EUR
Equity attributable to parent company shareholders	2,218.2	889,993	2.49	1,644.1	593,328	2.77	1,650.7	593,328	2.78
Deferred taxes from the difference of fair value and fiscal value of investment properties	292.4	889,993	0.33	123.6	593,328	0.21	128.7	593,328	0.22
Fair value of financial instruments	9.3	889,993	0.01	6.5	593,328	0.01	7.1	593,328	0.01
Net asset value (EPRA NAV)	2,520.0	889,993	2.83	1,774.2	593,328	2.99	1,786.5	593,328	3.01
Deferred taxes from the difference of fair value and fiscal value of investment properties	-292.4	889,993	-0.33	-123.6	593,328	-0.21	-128.7	593,328	-0.2
The difference between the secondary market price and fair value of bonds and capital loans 1)	-45.6	889,993	-0.05	-73.5	593,328	-0.12	-91.2	593,328	-0.15
Fair value of financial instruments	-9.3	889,993	-0.01	-6.5	593,328	-0.01	-7.1	593,328	-0.01
EPRA NNNAV	2,172.6	889,993	2.44	1,570.5	593,328	2.65	1,559.5	593,328	2.63

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2012, bond 1/2013, bond 1/2014, bond 1/201, bond 2/2015 and bond 3/2015 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2012 was 105.31% (108.09%), for bond 1/2013 108.07% (111.03%), for bond 1/2014 96.62%, for bond 1/2015 99,00%, for bond 2/2015 100,00%, and for bond 3/2015 99,21% as of 30 June 2015. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 45.6 million (EUR 73.5 million) as of 30 September 2015.

EPRA NET INITIAL YIELD (NIY) (%) AND EPRA ‘TOPPED-UP’ NIY (%)

EPRA initial yields decreased due to non-core property disposals resulting in lower net rental income, while the fair value of the completed property portfolio increased among all due to lower yield requirements. It is worth to note that EPRA NIY and EPRA ‘topped-up’ NIY at the end of the third quarter of 2015 and 2014 are not fully comparable due to changes in the completed property portfolio (such as property disposals, and started/completed (re)development projects).

	30 September	30 September	31 December
MEUR	2015	2014	2014
Fair value of investment properties determined by the external appraiser	2,693.6	2,752.1	2,763.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-180.0	-150.5	-160.7
Completed property portfolio	2,513.6	2,601.7	2,602.3
Plus the estimated purchasers’ transaction costs	56.1	58.7	59.0
Gross value of completed property portfolio (A)	2,569.7	2,660.4	2,661.3
Annualised gross rents for completed property portfolio	201.3	227.0	221.9
Property portfolio’s operating expenses	-53.7	-62.2	-60.0
Annualised net rents (B)	147.6	164.8	161.9
Plus the notional rent expiration of rent free periods or other lease incentives	2.8	2.3	1.6
Topped-up annualised net rents (C)	150.4	167.1	163.5
EPRA Net Initial Yield (NIY) (%) (B/A)	5.7	6.2	6.1
EPRA ‘Topped-Up’ NIY (%) (C/A)	5.9	6.3	6.1

Citycon Q3/2015  |  24

EPRA VACANCY RATE (%)

The EPRA vacancy rate for the entire property portfolio decreased year-on-year mainly due to the acquisition of new properties in Norway. Vacancies also decreased in Finland and Sweden.

	30 September	30 September	31 December
MEUR	2015	2014	2014
Annualised potential rental value of vacant premises	10.5	10.3	8.6
./. Annualised potential rental value for the whole portfolio	318.8	235.9	230.1
EPRA vacancy rate (%)	3.3	4.3	3.7

Citycon Q3/2015  |  25

Interim Condensed Consolidated Financial Statements 1 January–30 September 2015

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

					Q1–Q3/	Q1–Q3/
MEUR	Note	Q3/2015	Q3/2014%		2015	2014	%	2014
Gross rental income		81.0	58.1	39.5	195.1	174.7	11.7	232.0
Service charge income		4.9	3.3	49.7	11.1	9.9	12.9	13.3
Turnover	4	86.0	61.4	40.1	206.2	184.5	11.8	245.3
Property operating expenses 1)	5	-25.7	-16.6	54.7	-63.1	-55.6	13.5	-74.4
Other expenses from leasing operations		-0.5	-0.5	-4.0	-1.1	-1.1	-3.1	-1.6
Net rental income		59.7	44.2	35.1	142.1	127.8	11.1	169.4
Administrative expenses		-13.9	-4.2	232.6	-25.1	-14.4	74.2	-20.7
Other operating income and expenses		2.2	0.3	—	3.5	1.1	204.8	1.0
Net fair value gains/losses on investment property		4.1	0.1	—	7.1	13.5	-47.2	15.7
Net losses/gains on sale of investment property		-12.0	-0.3	—	-12.4	-0.3	—	-0.3
Operating profit		40.0	40.2	-0.4	115.2	127.8	-9.9	165.0
Net financial income and expenses		-24.6	-24.1	2.3	-40.9	-65.7	-37.7	-77.5
Share of profit/loss of joint ventures and associated companies		5.7	3.4	64.5	13.0	9.5	35.8	14.9
Profit/loss before taxes		21.1	19.5	7.8	87.2	71.6	21.7	102.4
Current taxes		-0.5	-0.1	475.6	-0.6	-0.4	67.2	-0.3
Change in deferred taxes		2.5	1.9	32.1	-1.4	-4.5	-69.8	-12.4
Profit/loss for the period		23.1	21.4	8.1	85.2	66.7	27.6	89.7
Profit/loss attributable to
Parent company shareholders		22.0	20.2	9.0	84.1	61.2	37.6	84.5
Non-controlling interest		1.1	1.1	-7.2	1.1	5.6	-81.1	5.2
Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR 2)	6	0.03	0.04	-18.1	0.12	0.11	3.4	0.15
Earnings per share (diluted), EUR 2)	6	0.03	0.04	-23.7	0.12	0.11	4.8	0.15
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-2.1	12.9	—	-1.8	23.9	—	23.7
Income taxes relating to cash flow hedges		0.5	-2.6	—	0.4	-4.8	—	-4.7
Share of other comprehensive income of joint ventures		-0.8	-0.6	28.2	-0.8	-2.8	-71.2	-3.3
Exchange losses/gains on translating foreign operations		-34.4	-0.6	—	-29.2	-4.7	—	-9.7
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		-36.9	9.1	—	-31.4	11.5	—	6.0
Other comprehensive income for the period, net of tax		-36.9	9.1	—	-31.4	11.5	—	6.0
Total comprehensive profit/loss for the period		-13.8	30.5	—	53.8	78.3	-31.3	95.7
Total comprehensive profit/loss attributable to
Parent company shareholders		-14.8	29.5	—	52.8	72.8	-27.5	90.7
Non-controlling interest		1.0	1.0	—	1.0	5.5	—	5.0

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issues executed in July 2015.

Citycon Q3/2015  |  26

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 September 2015	30 September 2014	31 December 2014
Assets
Non-current assets
Investment properties	7	4,036.1	2,759.0	2,769.1
Goodwill		182.8	—	—
Investments in joint ventures and associated companies		254.0	172.9	182.8
Intangible assets, property, plant and equipment and other non-current assets		37.0	4.6	7.6
Deferred tax assets		16.7	8.3	5.7
Total non-current assets		4,526.5	2,944.7	2,965.2
Investment properties held for sale	8	57.8	7.7	7.2
Current assets
Derivative financial instruments	10, 11	7.7	2.7	0.2
Trade and other current assets		56.1	24.7	30.2
Cash and cash equivalents	9	44.4	116.1	34.4
Total current assets		108.1	143.5	64.8
Total assets		4,692.4	3,095.9	3,037.2
Liabilities and shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.5
Share premium fund		131.1	131.1	131.1
Fair value reserve		-9.3	-6.5	-7.1
Invested unrestricted equity fund	12	1,355.6	841.3	841.2
Retained earnings 1)	12	481.2	418.7	426.0
Total equity attributable to parent company shareholders		2,218.2	1,644.1	1,650.7
Non-controlling interest		33.3	48.0	1.8
Total shareholders’ equity		2,251.6	1,692.1	1,652.5
Long-term liabilities
Loans	13	1,872.7	1,102.3	1,094.5
Derivative financial instruments and other non-interest bearing liabilities	11, 12	27.0	18.6	6.6
Deferred tax liabilities		296.5	125.0	129.6
Total long-term liabilities		2,196.1	1,245.9	1,230.7
Short-term liabilities
Loans	13	136.5	91.7	83.1
Derivate financial instruments	12, 13	0.8	1.3	2.2
Trade and other payables		107.4	65.0	68.7
Total short-term liabilities		244.7	158.0	154.1
Total liabilities		2,440.8	1,403.8	1,384.8
Total liabilities and shareholders’ equity		4,692.4	3,095.9	3,037.2

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q3/2015  |  27

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1–Q3/2015	Q1–Q3/2014	2014
Cash flow from operating activities
Profit before taxes 1)		87.2	71.6	102.4
Adjustments 1)		35.1	44.0	48.3
Cash flow before change in working capital		122.3	115.6	150.7
Change in working capital		18.2	6.1	-5.3
Cash generated from operations		140.4	121.7	145.4
Paid interest and other financial charges		-40.7	-58.8	-78.7
Interest income and other financial income received		0.9	0.1	0.0
Taxes paid/received		-0.1	-0.7	-0.7
Net cash from operating activities		100.5	62.4	66.0
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	7, 8	-567.8	—	—
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	7, 8	-121.3	-77.4	-131.0
Sale of investment properties	7, 8	83.7	11.2	29.5
Net cash used in/from investing activities		-605.4	-66.3	-101.5
Cash flow from financing activities
Proceeds from rights and share issue		603.4	401.2	401.1
Proceeds from short-term loans	13	886.3	145.0	271.3
Repayments of short-term loans	13	-830.0	-127.5	-203.2
Proceeds from long-term loans	13	540.0	0.5	446.9
Repayments of long-term loans	13	-608.9	-281.6	-801.1
Acquisition of non-controlling interests		—	—	-57.0
Dividends and return from the invested unrestricted equity fund	12	-89.1	-66.3	-66.3
Realized exchange rate profit/losses		15.7	11.3	41.4
Net cash from/used in financing activities		517.3	82.6	33.0
Net change in cash and cash equivalents		12.4	78.7	-2.6
Cash and cash equivalents at period-start	9	34.4	38.0	38.0
Effects of exchange rate changes		-2.4	-0.6	-1.0
Cash and cash equivalents at period-end	9	44.4	116.1	34.4

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q3/2015  |  28

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

		Equity attributable to parent company shareholders					Equity
							attributable		Share-
		Share		Invested			to parent	Non-	holders’
	Share	premium	Fair value	unrestricted	Translation	Retained	company	controlling	equity,
MEUR	capital	fund	reserve	equity fund	reserve	earnings	shareholders	interest	total
Balance at 1 January 2014	259.6	131.1	-22.8	493.0	-10.3	385.6	1,236.2	42.6	1,278.8
Total comprehensive profit/loss for the period			16.3		-4.6	61.2	72.9	5.5	78.4
Share issues				402.9			402.9		402.9
Arrangement fee for share issues				-1.8			-1.8		-1.8
Dividends and return from the invested unrestricted equity fund (Note 12)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.3	0.3		0.3
Balance at 30 September 2014	259.6	131.1	-6.5	841.3	-14.9	433.7	1,644.1	48.0	1,692.1
Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			-2.2		-29.1	84.1	52.8	1.0	53.8
Rights issue				608.2			608.2		608.2
Arrangement fee for rights issue				-4.8			-4.8		-4.8
Return from the invested unrestricted equity fund (Note 12)				-89.0			-89.0		-89.0
Share-based payments						0.3	0.3		0.3
Non-controlling interests arising on a business combination							—	30.5	30.5
Balance at 30 September 2015	259.6	131.1	-9.3	1,355.6	-48.8	530.1	2,218.2	33.3	2,251.6

Citycon Q3/2015  |  29

Notes to the Interim Condensed

Consolidated Financial Statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden, the Baltic Countries and New Business and Norway. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 27 October 2015.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the nine month period ended on 30 September 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015 (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. The interpretation changed the way company reports property taxes in the interim reports. Citycon operating countries the party who owns the property on the 1st of January is responsible for the property taxes. In accordance with IFRIC 21 Citycon has accounted for the full year property taxes and corresponding further invoiced amount (income) in its result for the period. The change has been applied also to comparison figures and the impact on the operating profit in Q1–Q3 2014 was EUR 0.2 million.

Citycon amended its accounting policy regarding deferred taxes according to IFRS Interpretations Committee desicion 15–16 July 2014 in the third quarter of 2014. Deferred tax assets and liabilities are calculated from the difference between the properties’ fair value and residual tax value of the underlying asset. The change has been applied also to comparison figures. The impact of the change on deferred tax liabilities was EUR 59.4 million, on total shareholders’ equity EUR -64.0 million and on profit for the period EUR 4.6 million on investment properties as at 31.12.2013.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2014 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. BUSINESS COMBINATIONS

Citycon acquired 100% of shares in Sektor Gruppen AS (Sektor), Norway’s second largest shopping centre owner and manager on 14 July, 2015 in order to strengthen its Nordic position. Even thought the closing of the acquisition was made on 14 July, Citycon has consolidated the Sektor numbers into its consolidated financial statements as of 1 July 2015 as Citycon has considered to have rights to variable returns of Sektor from 1 July onwards and as Citycon has had the ability to affect those returns.

Citycon has elected the accounting principle option to not measure non-controlling interests at acquisition-date fair value. The following calculations may change as some purchase price adjustments might occur.

Citycon Q3/2015  |  30

ASSETS ACQUIRED AND LIABILITIES ASSUMED,

PURCHASE CONSIDERATION AND NET CASH FLOW FROM ACQUISITION

MEUR	1 July 2015
The fair values of the identifiable assets and liabilities of Sektor Gruppen as at the date of acquisition with the acquisition date exchange rate were:	Fair value of assets and liabilities recognised on acquisition
Assets
Investment properties	1,441.9
Investments in joint ventures and associated companies	31.0
Intangible assets, property, plant and equipment and other non-current assets	23.2
Deferred tax assets	17.7
Derivative financial instruments and other non-current assets	1.1
Trade and other current assets	8.3
Cash and cash equivalents	35.1
Total assets	1,558.3
Loans	-946.5
Derivative financial instruments	-17.4
Deferred tax liabilities	-184.3
Total liabilities	-1,148.2
Total identifiable net assets at fair value	410.1
Non-controlling interest	-33.3
FX-change from the fixed NOK/EUR-rate	52.2
Goodwill arising from acquisition	142.3
Purchase consideration transferred	571.2
Analysis of cash flows on acquisition:
Net cash acquired (included in the cash flows from investing activities)	35.1
Cash paid	-571.2
Net cash flow on acquisition	-536.1

The Sektor acquisition generated a goodwill of EUR 194.5 million (based on the exchange rates on 1 July 2015). The goodwill was a result of the difference between how deferred taxes are calculated for IFRS based financial statements and the value ascribed to it in negotiations. The IFRS based deferred taxes are based on the difference between the fair values of the assets and liabilities and tax values. In measuring deferred tax, no account is taken on the likelihood that more or less tax will be paid or timing of any tax payments in the future. On top of the goodwill arising from deferred taxes, approximately EUR 52.2 million of the goodwill arises from FX-change of fixed NOK/EUR exchange rate. In addition, the goodwill recognised is attributed to the portfolio premium, expected synergies and other benefits from combining the assets and activities of Sektor with those of Citycon. Citycon will test goodwill annually for any impairment and management currently expects no impairment assuming the current tax regime in Norway.

Turnover of Sektor amounted to EUR 27.7 million and operating profit EUR 16.4 million for the three months and they are included in Citycon’s statement of comprehensive income in the Q3 interim report. If Sektor had been consolidated from the beginning of 2015, the turnover of Citycon would have amounted to EUR 267.1 million and EPRA Operating profit EUR 157.1 million. Citycon has recognised transaction costs of EUR 6.0 million from the Sektor transaction and those costs have been reported within administrative expenses in the consolidate statement of comprehensive income.

4. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Sweden, Baltic Countries and New Business and Norway.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income

Citycon Q3/2015  |  31

and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 19.2 million in Q1–Q3. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

MEUR	Q3/2015	Q3/2014%		Q1–Q3/2015	Q1–Q3/2014%		2014
Turnover
Finland	34.4	37.0	-6.9	106.0	111.4	-4.9	147.7
Sweden	25.5	25.0	2.3	76.5	76.1	0.5	102.9
Baltic Countries and New Business	8.5	9.4	-9.5	26.8	27.9	-4.1	37.2
Norway	27.7	—	—	27.7	—	—	—
Total Segments	96.2	71.4	34.8	237.0	215.4	10.0	287.8
Reconciliation to IFRS	-10.3	-10.0	2.6	-30.7	-30.9	-0.5	-42.4
Total IFRS	86.0	61.4	40.1	206.2	184.5	11.8	245.3
Sweden IFRS	15.3	15.0	2.1	45.8	45.2	1.2	60.5
Net rental income 1)
Finland	25.2	26.7	-6.0	73.8	77.1	-4.2	103.0
Sweden	18.0	17.8	1.2	52.7	51.9	1.5	69.2
Baltic Countries and New Business	6.0	7.2	-16.6	19.8	21.1	-6.2	27.5
Norway	18.1	—	—	18.1	—	—	—
Total Segments	67.2	51.7	30.1	164.4	150.1	9.5	199.6
Reconciliation to IFRS	-7.5	-7.5	0.6	-22.4	-22.2	0.6	-30.3
Total IFRS	59.7	44.2	35.1	142.1	127.8	11.1	169.4
Sweden IFRS	10.5	10.3	1.7	30.3	29.7	2.1	38.9
EPRA operating profit
Finland	25.4	26.3	-3.3	72.9	75.6	-3.6	100.1
Sweden	17.1	17.0	0.7	49.7	49.0	1.5	64.3
Baltic Countries and New Business	5.6	6.9	-18.7	19.0	20.5	-7.4	26.1
Norway	16.4	—	—	16.4	—	—	—
Other	-2.9	-2.6	13.6	-9.7	-9.1	7.0	-12.8
Total Segments	61.6	47.6	29.3	148.2	136.0	9.0	177.7
Reconciliation to IFRS	-6.9	-7.2	-4.7	-21.0	-21.2	-1.2	-28.0
Total IFRS	54.7	40.4	35.4	127.2	114.7	10.8	149.8
Sweden IFRS	10.2	9.8	4.7	28.7	27.7	3.5	36.4
Net fair value losses/gains on investment property
Finland	-8.4	-9.2	-8.8	-25.4	-7.5	238.9	-15.8
Sweden	23.3	13.5	73.0	59.0	32.0	84.6	50.5
Baltic Countries and New Business	3.6	4.0	-10.5	5.5	12.5	-55.7	18.1
Norway	—	—	—	—	—	—	—
Total Segments	18.5	8.3	123.9	39.1	37.0	5.8	52.8
Reconciliation to IFRS	-14.4	-8.2	76.6	-32.0	-23.5	36.2	-37.1
Total IFRS	4.1	0.1	—	7.1	13.5	-47.2	15.7
Sweden IFRS	8.9	5.3	67.4	27.0	8.5	218.9	13.3
Operating profit/loss
Finland	4.4	16.8	-74.1	34.8	67.9	-48.7	83.5
Sweden	40.4	30.4	32.7	108.2	80.8	33.9	114.7
Baltic Countries and New Business	9.2	10.9	-15.7	24.5	33.0	-25.7	44.6
Norway	16.4	—	—	16.4	—	—	—
Other	-9.0	-2.6	246.0	-15.7	-9.1	72.7	-12.6
Total Segments	61.3	55.6	10.4	168.1	172.5	-2.5	230.2
Reconciliation to IFRS	-21.3	-15.4	38.4	-53.0	-44.8	18.4	-65.2
Total IFRS	40.0	40.2	-0.4	115.2	127.8	-9.9	165.0
Sweden IFRS	19.0	15.0	26.9	55.2	36.0	53.2	49.6

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

Citycon Q3/2015  |  32

MEUR	30 September 2015	30 September 2014%		31 December 2014
Assets
Finland	1,719.7	1,702.4	1.0	1,720.7
Sweden	1,399.6	1,299.1	7.7	1,299.7
Baltic Countries and New Business	363.2	356.6	1.9	351.0
Norway	1,574.0	—	—	—
Other	84.3	289.9	-70.9	87.7
Total Segments	5,140.7	3,647.9	40.9	3,459.1
Reconciliation to IFRS	-448.4	-552.0	-18.8	-421.9
Total IFRS	4,692.4	3,095.9	51.6	3,037.2
Sweden IFRS	776.5	732.7	6.0	731.0
Liabilities
Finland	19.4	11.0	76.0	20.5
Sweden	53.4	28.9	84.7	46.6
Baltic Countries and New Business	12.4	21.4	-42.0	4.6
Norway	22.2	—	—	—
Other	2,356.3	1,359.9	73.3	1,331.1
Total Segments	2,463.8	1,421.3	73.3	1,402.7
Reconciliation to IFRS	-23.0	-17.5	31.6	-17.9
Total IFRS	2,440.8	1,403.8	73.9	1,384.8
Sweden IFRS	30.5	11.5	165.2	28.7

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

5. PROPERTY OPERATING EXPENSES

MEUR	Q3/2015	Q3/2014%		Q1–Q3/2015	Q1–Q3/2014%		2014
Heating and electricity expenses	-5.3	-4.9	7.7	-16.2	-17.1	-5.3	-23.2
Maintenance expenses	-8.4	-5.7	48.4	-20.5	-17.8	15.6	-23.9
Land lease fees and other rents	-1.8	-0.5	278.5	-2.5	-1.4	77.5	-1.8
Property personnel expenses	-2.9	-0.6	387.9	-5.0	-1.9	157.6	-2.5
Administrative and management fees	-0.9	-0.5	61.6	-1.9	-1.8	4.3	-2.5
Marketing expenses	-2.4	-1.2	112.7	-5.0	-3.7	36.1	-5.6
Property insurances	-0.3	-0.1	85.2	-0.5	-0.4	32.6	-0.5
Property taxes 1)	-2.2	-1.7	27.3	-6.3	-5.8	8.9	-7.4
Repair expenses	-1.2	-1.2	-0.8	-4.5	-5.1	-12.2	-6.1
Other property operating expenses	-0.3	-0.2	39.5	-0.7	-0.6	17.8	-0.9
Total	-25.7	-16.6	54.7	-63.1	-55.6	13.5	-74.4

1)	Citycon has adopted IFRIC 21 Levies interpretation as of 1 January 2015. The change has been applied also to comparison figures.

One property generated no income during the first nine months of 2015 (in 2015 two properties), while it generated expenses of EUR 0.0 million (EUR 0.0 million)

Citycon Q3/2015  |  33

6. EARNINGS PER SHARE

		Q1–Q3/2015	Q1–Q3/2014%		2014
Earnings per share, basic
Profit/loss attributable to parent company shareholders	MEUR	84.1	61.2	37.6	84.5
Issue-adjusted average number of shares 1)	million	710.2	533.9	33.0	559.9
Earnings per share (basic) 1)	EUR	0.12	0.11	3.4	0.15
Earnings per share, diluted
Profit/loss attributable to parent company shareholders	MEUR	84.1	61.2	37.6	84.5
Profit/loss used in the calculation of diluted earnings per share	MEUR	84.1	61.2	37.6	84.5
Issue-adjusted average number of shares 1)	million	710.2	533.9	33.0	559.9
Adjustment for stock options	million	2.4	1.4	69.8	1.1
Average number of shares used in the calculation of diluted earnings per share	million	712.6	535.3	33.1	560.9
Earnings per share (diluted) 1)	EUR	0.12	0.11	3.3	0.15

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

7. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 30 September 2015, the first mentioned category included IsoKristiina and Porin Asema-aukio in Finland, as well as Stenungstorg in Sweden. On 30 September 2014, the first mentioned category included IsoKristiina in Finland as well as Stenungstorg in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 SEPTEMBER 2015

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.8	2,769.1
Acquisitions	—	1,322.8	1,322.8
Investments	23.9	65.6	89.5
Disposals	—	-97.7	-97.7
Capitalized interest	1.7	0.7	2.5
Fair value gains on investment property	4.3	43.6	47.9
Fair value losses on investment property	-2.5	-38.3	-40.8
Exchange differences	-0.1	-1.1	-1.2
Transfers between items	10.9	-66.9	-56.0
At period-end	162.4	3,873.6	4,036.1

30 SEPTEMBER 2014

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	20.0	28.9	48.9
Disposals	—	-8.8	-8.8
Capitalized interest	0.8	1.4	2.3
Fair value gains on investment property	2.9	43.5	46.4
Fair value losses on investment property	—	-33.0	-33.0
Exchange differences	-2.1	-20.5	-22.6
Transfers between items	-5.7	-2.0	-7.7
At period-end	112.6	2,646.4	2,759.0

Citycon Q3/2015  |  34

31 DECEMBER 2014

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	32.8	59.8	92.6
Disposals	—	-27.7	-27.7
Capitalized interest	1.3	1.9	3.2
Fair value gains on investment property	2.8	62.1	64.9
Fair value losses on investment property	-0.1	-49.2	-49.3
Exchange differences	-3.8	-37.1	-40.9
Transfers between items	-5.4	-1.8	-7.2
At period-end	124.2	2,644.8	2,769.1

An external professional appraiser has conducted the valuation of the company’s investment properties (excluding properties acquired during the quarter) with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mo.
	30 September 2015	30 September 2014	31 December 2014	30 September 2015	30 September 2014	31 December 2014
Finland	5.9	6.1	6.1	29.2	26.6	26.5
Sweden	5.5	5.8	5.7	25.4	24.9	24.3
Baltic Countries and New Business	7.0	7.3	7.2	20.5	20.4	20.6
Average	6.0	6.2	6.1	27.0	25.4	25.2

8. INVESTMENT PROPERTIES HELD FOR SALE

On 30 September 2015, the Investment Properties Held for Sale comprised one property and one residential property in Finland and two properties in Sweden. One property in Finland and one property in Sweden was disposed in October 2015. Other transactions are expected to be finalised during last quarter in 2015. On 31 December 2014, the Investment Properties Held for Sale comprised residential units in Stenungstorg in Sweden and one residential property in Finland. Stenungstorg residential transaction in Sweden was closed in February 2015.

MEUR	30 September 2015	30 September 2014	31 December 2014
At period-start	7.2	2.3	2.3
Disposals	-5.4	-2.3	-0.3
Exchange differences	0.0	—	—
Transfers from investment properties	56.0	7.7	5.2
At period-end	57.8	7.7	7.2

9. CASH AND CASH EQUIVALENTS

MEUR	30 September 2015	30 September 2014	31 December 2014
Cash in hand and at bank	44.0	116.1	34.4
Other bank deposits	0.4	0.0	0.0
Total	44.4	116.1	34.4

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

Citycon Q3/2015  |  35

10. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	30 September 2015		30 September 2014		31 December 2014
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	11.5	11.5	2.7	2.7	1.9	1.9
II Derivative contracts under hedge accounting
Derivative financial instruments	—	—	—	—	—	—
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	455.9	455.9	537.1	539.3	199.9	199.9
Bond 1/2009	—	—	23.1	23.1	—	—
Bond 1/2012	138.2	138.4	138.1	138.4	138.1	138.4
Bond 1/2013	496.2	500.0	495.5	500.0	495.7	500.0
Bond 1/2014	344.2	350.0	—	—	343.9	350.0
Bond 1/2015	130.3	131.2
Bond 2/2015	146.1	147.0
Bond 3/2015	298.2	300.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	1.0	1.0	14.1	14.1	3.0	3.0
III Derivative contracts under hedge accounting
Derivative financial instruments	21.1	21.1	5.0	5.0	5.2	5.2

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Citycon Q3/2015  |  36

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Bond 1/2012, bond 1/2013, bond 1/2014, bond 1/2015, bond 2/2015 and bond 3/2015.

The bonds 1/2012, 1/2013, 1/2014, 2/2015 and 3/2015 are fixed rate loans which have fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013, 1/2014 and 3/2015 bonds also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

11. DERIVATIVE FINANCIAL INSTRUMENTS

	30 September 2015		30 September 2014		31 December 2014
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	80.4	-0.3	—	—
1–2 years	128.6	-4.6	32.8	-1.2	—	—
2–3 years	187.1	-11.8	27.3	-1.0	58.6	-5.2
3–4 years	—	—	187.5	-15.6	—	—
4–5 years	36.7	-2.8	—	—	—	—
over 5 years	—	—	—	—	—	—
Subtotal	352.4	-19.2	328.0	-18.1	58.6	-5.2
Cross currency swaps
Maturity:
1–5 years	150.0	0.2	—	—	—	—
over 5 years	107.9	1.5	—	—	150.0	0.8
Subtotal	257.9	1.7	—	—	150.0	0.8
Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	557.2	6.9	313.2	1.7	312.6	-2.0
Total	1,167.5	-10.6	641.2	-16.4	521.2	-6.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate gain of EUR 4.8 million (gain EUR 2.1 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 352.4 million (EUR 328.0 million). and for cross-currency swap to convert EUR debt into NOK debt which have nominal amount of EUR 107.9 million.

The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -0.8 million (EUR -0.3 million) have been recognised in ‘Share of other comprehensive income of joint ventures’ from interest rate swaps hedging loans of Kista Galleria loan and Sektor Portfolje Syd.

Citycon also has cross currency swaps to effectively convert EUR debt in to SEK debt. Changes in fair values are reported in the profit and loss statement as hedge accounting is not applied.

Citycon Q3/2015  |  37

12. DIVIDENDS AND RETURN FROM THE INVESTED UNRESTRICTED EQUITY FUND

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 19 March 2015 decided on no dividend be paid for the financial year 2014 (EUR 0.03 for the financial year 2013) and EUR 0.15 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.12 for the financial year 2013). Equity return was EUR 89.0 million in total for the financial year 2014 (EUR 66.2 million for the financial year 2013).

13. LOANS

During the third quarter of 2015 the outstanding commercial papers increased by an amount of EUR 27 million.

During the period, the company has drawn NOK 750 million and prepaid EUR 79 million from/to the revolving credit facility.

In relation to the Sektor Gruppen acquisition the company draw EUR 221,8 million from the bridge facilities from Danske Bank and Pohjola Bank and repaid the full amount on the 2nd of September with the proceeds from the NOK bond issue.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

14. CONTINGENT LIABILITIES

MEUR	30 September 2015	30 September 2014	31 December 2014
Mortgages on land and buildings	136.5	—	—
Bank guarantees	130.8	52.0	66.2
Capital commitments	277.1	183.1	244.7

On 30 September 2015, Citycon had capital commitments of EUR 277.1 million (EUR 183.1 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

15. RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO and other Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.4% on 30 September 2015 (30 September 2014: 42.2%).

Purchases of services

Citycon paid expenses of EUR 0.0 million to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q1–Q3 2014) and invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q1–Q3 2014).

Citycon Q3/2015  |  38

Report on Review of Citycon Oyj’s Interim

Financial Information

for the period January 1–September 30 2015

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of September 30, 2015 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, and condensed cash flow statement for the nine-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review En-gagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at September 30, 2015, and of its financial performance and its cash flows for the nine-month period then ended in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

October 27, 2015

ERNST & YOUNG OY

Authorized Public Accountants

Mikko Rytilahti, Authorized Public Accountant